U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 12b-25

Commission File Number 0-29258

NOTIFICATION OF LATE FILING

(Check One):	☒ ☐	Form 10-K and Form 10-KSB Form 10-Q and Form 10-QSB	☐ ☐	Form 20-F Form N-SAR	☐ Form 11-K

For Period Ended: June 30, 2002

☐ ☐ ☐	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K	☐ ☐	Transition Report of Form 10-Q Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

AquaPro Corporation

Former name if applicable

Address of principal executive office (Street and number)

1100 Highway 3

City, State and Zip Code           Sunflower, Mississippi 38778

PART II — RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     The Company has not completed its annual report on Form 10-KSB for the year ended June 30, 2002. Due to cash flow constraints, the independent auditors for the 2001 audit have not been paid their fee and have resigned. The new independent auditors, Joe H. Craft, CPA, have not had access to the working papers of the prior accountants and the resulting time requirements have delayed the completion of the report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Hastings	662	569-3331

(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

     The Company anticipates reporting a net loss of approximately $8,140,000 for the fiscal year ended June 30, 2002, compared to a net loss of $1,180,000 for the fiscal year ended June 30, 2001.

AquaPro Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 9/26/02	By: George S. Hastings, Jr., Chief Executive Officer